Exhibit 12.1

Color Spot Nurseries, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,		Six Months Ended December 31,		Year Ended June 30,
	2001	2000	2000	1999	2000	1999	1998	1997
Earnings:
Pretax income	$(11,557)	$(14,034)	$(18,031)	$(11,624)	$(7,627)	$(2,125)	$(29,682)	$5,885

Total fixed charges	16,819	18,655	9,466	8,661	17,850	18,183	15,404	5,343

Total earnings(1)	5,262	4,621	(8,565)	(2,963)	10,223	16,058	(14,278)	11,228

Fixed charges:
Interest expense, including amortization of deferred financing fees	14,866	16,846	8,542	7,658	15,962	16,464	13,405	4,179

Interest element of rentals(2)	1,953	1,809	924	1,003	1,888	1,719	1,999	1,164

Total fixed charges(1)	16,819	18,655	9,466	8,661	17,850	18,183	15,404	5,343

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2.10

Dollar deficiency of earnings to fixed charges(3)	(11,557)	(14,034)	(18,031)	(11,624)	(7,627)	(2,125)	(29,682)	n/a

(1)     In computing the ratio of earnings to fixed charges:  (a) “earnings” have been based on income from continuing operations before income taxes and fixed charges and (b) “fixed charges” consist of interest expense, including amortization of deferred financing fees and the estimated interest portion of rents.

(2)     The interest portion of rent expense was assumed to be one-third of the total rental expense

(3)     Earnings are inadequate to cover fixed charges in all periods shown except the for fiscal year ended 6/30/97.